NEWS RELEASE

Crosshair Discovers New Uranium Zone

Dated: December 9, 2008	(NYSE Alternext US: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Alternext US: CXZ) (TSX: CXX) is pleased to report the discovery of a previously unidentified zone of uranium mineralization, referred to as the “Apollo Zone”, on its Central Mineral Belt (CMB) Uranium Project in Labrador.

During the summer of 2008, follow-up prospecting of several anomalies identified in 2006 revealed significant uranium mineralization over a 500 meter (m) strike length. The Apollo Zone returned grab samples assaying up to 0.50% U3O8 in outcrop and 0.20% U3O8 in local boulders. This new zone appears to lie along strike of the Boiteau Lake Showing (0.79% U3O8) announced by Bayswater Uranium Corp. (TSX.V: BAY) (Nov. 20, 2008). The Boiteau Lake Showing lies very close to the Crosshair/Bayswater property boundary and the trend is open along strike for the 7 kilometres between the showing and the Apollo Zone.

The Apollo Zone lies approximately 11 kilometres NE from the C Zone uranium resource and approximately 3 kilometres south of previously discovered Blue Star, where sampling by Crosshair in 2006 returned values of up to 1.37% U3O8 in outcrop.

Location maps and complete assay highlights are posted on the Company website at: http://www.crosshairexploration.com/s/ApolloZone.asp

Uranium mineralization at the Apollo Zone is hosted within variably foliated sedimentary rocks of the Heggart Lake Formation. A strong penetrative foliation is locally developed, notably within sericite-altered matrix-supported conglomerates. Kinematic indicators suggest the mineralized zone is hosted within an oblique, steeply east-dipping sinistral shear zone. Sulphide minerals present are predominantly pyrite but locally include chalcopyrite and bornite.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. All of Crosshair’s currently defined resources (C Zone, Area 1, Armstrong and Two Time Zone) fall outside of Labrador Inuit Lands. These assets are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

The Company’s exploration work on the CMB Uranium Project is supervised by Sally Gillies and John Clarke. Sally Gillies, M.Sc., P.Geo., Lonestar Division General Manager, is a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, and a Qualified Person as defined in NI 43-101. Ms. Gillies has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Rock samples collected by the Company are sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
President & Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com	www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.